UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Partial Amendment to the Articles of Incorporation

Tokyo, May 22, 2006—Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) resolved at a meeting of the Board of Directors held today to submit a proposal for partial amendment to the Articles of Incorporation of MUFG as stated below at the 1st Annual General Meeting of Shareholders (which also serves as a general meeting of holders of class of shares with respect to ordinary shares) to be held on June 29, 2006.

1.	Reasons for Amendments

(1)	The total numbers of shares authorized to be issued with respect to the Class 8 Preferred Shares through Class 12 Preferred Shares will be reduced according to the total number of issued shares as of May 22, 2006 (Article 6 of the Proposed Amendments).

(2)	New provisions will be added to the current Articles of Incorporation in order to clarify the handling of remuneration, etc. for Directors and Corporate Auditors, and method of election and term of office of, and remuneration, etc. for, the Accounting Auditor (Articles 33 and 40 and Chapter 7 of the Proposed Amendments).

(3)	Provisions of Articles 34 and 41 will be newly established in order to ensure Directors and Corporate Auditors fully perform their expected roles, by introducing a system which allows exemption of Directors and Corporate Auditors from their liabilities, within the limits stipulated by laws and regulations, by a resolution of the Board of Directors. The establishment of Article 34 of the Proposed Amendments has been approved by the Board of Corporate Auditors with unanimous consents of all Auditors (Articles 34 and 41 of the Proposed Amendments).

(4)	The following necessary amendments will be made in accordance with the enforcement of the Corporation Act (Law No. 86, 2005) and the Act for Maintenance, Etc. of Relevant Acts Relating to the Enforcement of the Corporation Act (Law No. 87, 2005) (the “Maintenance Act”) and the Corporation Act Enforcement Regulations (Ministry of Justice Ordinance No. 12, 2006), the Corporate Calculation Regulations (Ministry of Justice Ordinance No. 13, 2006) and the Electronic Public Notice Regulations (Ministry of Justice Ordinance No. 14, 2006) as of May 1, 2006.

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(i)	With respect to the matters deemed to be included in the Articles of Incorporation of MUFG pursuant to the Maintenance Act, new provisions will be established or necessary amendments will be made to the current provisions (Articles 4, 7 and 10 of the Proposed Amendments).

(ii)	As shares are deemed to be of different classes if the amounts of preferred dividends or other descriptions are different, amendments will be made to establish multiple series, each of which shall be considered as a separate class of shares, for Class 5 Preferred Shares through Class 7 Preferred Shares which may be issued in several series (Articles 6, 12 through 14, and 17 through 19 of the Proposed Amendments); provided, however, that a proviso will be added to Article 6 of the Proposed Amendments so that the number of each class of Preferred Shares to be issued under the current Articles of Incorporation will not be substantially changed (Article 6 of the Proposed Amendments). The proviso to Article 5 of the current Articles of Incorporation will be deleted due to the change in handling of the total number of shares authorized to be issued as a result of the enforcement of the Corporation Act.

(iii)	Pursuant to the Corporation Act and the Maintenance Act, necessary amendments will be made to the descriptions of each class of Preferred Shares (Proviso to Article 12, Paragraph 3, Articles 17 through 19 and Attachments 1 through 5 of the Proposed Amendments; deletion of Article 39 of the current Articles of Incorporation).

(iv)	In order to disclose reference documents, etc. for general meetings of shareholders via the Internet, a provision will be newly established (Articles 24 and Articles 28, Paragraph 1 of the Proposed Amendments).

(v)	With respect to voting by proxy at a general meeting of shareholders, amendments will be made so that the proxy shall be limited to one (1) shareholder of MUFG entitled to exercise its own voting rights at such meeting (Article 26, Paragraph 1 of the Proposed Amendments).

(vi)	With respect to the general meetings of holders of classes of shares, new provisions will be added to make the quorum of such meetings be the same as the normal general meetings of shareholders (Article 28, Paragraphs 2 and 3 of the Proposed Amendments).

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(vii)	For flexible management of the Board of Directors, a provision will be newly established to enable MUFG to deem that a resolution of the Board of Directors has been made without convening a meeting when all the Directors express their agreement in writing or by an electromagnetic device (Article 32, Paragraph 5 of the Proposed Amendments).

(viii)	In order to invite capable persons and ensure them to fully perform their expected role, a provision will be newly established to enable MUFG to execute agreements with Outside Corporate Auditors, limiting the liability of such Outside Corporate Auditors (Article 42 of the Proposed Amendments).

(ix)	In order to secure flexibility of the capital policy, a provision will be newly established to enable MUFG to acquire its own shares by a resolution of the Board of Directors, and as a result, Article 6 of the current Articles of Incorporation will be deleted (Article 47 of the Proposed Amendments).

(x)	In addition to the above, necessary amendments, including changes of wording, expressions and references in accordance with the Corporation Act and the related laws and regulations described above and renumbering of the articles, will be made to the entire Articles of Incorporation.

2.	Details of Amendments

The details of amendments are as shown in the attached document.

3.	Schedule

Date of resolution at a meeting of the Board of Directors

May 22, 2006 (Monday)

Date of resolution at the general meeting of shareholders

June 29, 2006 (Thursday)

Effective date of the amendments to Articles of Incorporation

June 29, 2006 (Thursday)

*            *            *

For further information, please contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

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PROPOSED AMENDMENTS TO THE ARTICLES OF INCORPORATION

OF

MITSUBISHI UFJ FINANCIAL GROUP, INC.

Current Articles of Incorporation	Proposed Amendments
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

(Trade Name)

Article 1.

The Company shall be called “Kabushiki Kaisha Mitsubishi UFJ Financial Group” and shall be called in English “Mitsubishi UFJ Financial Group, Inc.” (hereinafter referred to as the “Company”).

(Trade Name) Article 1. (No change.)

(Purpose)

Article 2.

The purpose of the Company shall be to engage in the following businesses as a bank holding company:

1. Administration of management of banks, trust banks, specialized securities companies, insurance companies or other companies which the Company may own as its subsidiaries under the Banking Law; and

2. Any other businesses incidental to the foregoing businesses mentioned in the preceding item.

(Purpose) Article 2. (No change.)

(Location of Head Office) Article 3. The Company shall have its head office in Chiyoda-ku, Tokyo.	(Location of Head Office) Article 3. (No change.)

(Newly established.)

(Organization)

Article 4.

The Company shall establish the following organizations in addition to general meeting of shareholders and directors:

1. Board of Directors;

2. Corporate Auditors;

3. Board of Corporate Auditors; and

4. Accounting Auditor.

(Method of Public Notice) Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun.	(Method of Public Notice) Article 5. Public notices of the Company shall be given in the manner of the publication in the Nihon Keizai Shimbun.

Current Articles of Incorporation	Proposed Amendments
CHAPTER II. SHARES	CHAPTER II. SHARES

(Total Number of Shares Authorized to be Issued)

Article 5.

The aggregate number of shares authorized to be issued by the Company shall be thirty-four million six hundred twenty thousand eight (34,620,008) shares, the details of which shall be as set forth below; provided, however, that if any number of the shares are cancelled or any number of Class 6 Preferred Shares through Class 12 Preferred Shares are converted into Ordinary Shares, such number shall be deducted accordingly from the relevant number of shares authorized to be issued.

Ordinary Shares:

thirty-three million (33,000,000) shares

Class 3 Preferred Shares:

one hundred twenty thousand (120,000) shares

Class 5 Preferred Shares:

four hundred thousand (400,000) shares

Class 6 Preferred Shares:

two hundred thousand (200,000) shares

Class 7 Preferred Shares:

two hundred thousand (200,000) shares

Class 8 Preferred Shares:

two hundred thousand (200,000) shares

Class 9 Preferred Shares:

one hundred fifty thousand (150,000) shares

Class 10 Preferred Shares:

one hundred fifty thousand (150,000) shares

Class 11 Preferred Shares:

eight (8) shares

Class 12 Preferred Shares:

two hundred thousand (200,000) shares

(Total Number of Shares Authorized to be Issued)

Article 6.

The aggregate number of shares authorized to be issued by the Company shall be thirty-four million three hundred six thousand six hundred one (34,306,601) shares, and the aggregate number of each class shares authorized to be issued shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 5 Preferred Shares shall not exceed four hundred thousand (400,000) in total, the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 6 Preferred Shares shall not exceed two hundred thousand (200,000) in total, and the aggregate number of shares authorized to be issued with respect to the First to the Fourth Series of Class 7 Preferred Shares shall not exceed two hundred thousand (200,000) in total.

Ordinary Shares:

thirty-three million (33,000,000) shares

Class 3 Preferred Shares:

one hundred twenty thousand (120,000) shares

The First Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Second Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Third Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The Fourth Series of Class 5 Preferred Shares:

four hundred thousand (400,000) shares

The First Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The Second Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

Current Articles of Incorporation	Proposed Amendments

The Third Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The Fourth Series of Class 6 Preferred Shares:

two hundred thousand (200,000) shares

The First Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Second Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Third Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

The Fourth Series of Class 7 Preferred Shares:

two hundred thousand (200,000) shares

Class 8 Preferred Shares:

twenty-seven thousand (27,000) shares

Class 9 Preferred Shares:

seventy-nine thousand seven hundred (79,700) shares

Class 10 Preferred Shares:

one hundred fifty thousand (150,000) shares

Class 11 Preferred Shares:

one (1) share

Class 12 Preferred Shares:

one hundred twenty-nine thousand nine hundred (129,900) shares

(Newly established.)	(Share Certificates) Article 7. The Company shall issue share certificates representing its issued shares.

(Purchase of Own Shares)

Article 6.

1. The company may purchase its own Ordinary Shares by resolution of the Board of Directors.

2. If the Company purchases its own Ordinary Shares and/or any class of Preferred Shares by resolution of an ordinary general meeting of shareholders, such purchase may be made in respect of any of one or more classes of the shares. In case of such purchase, shareholders who hold shares other than those being subject to the relevant purchase are not entitled to make a request as provided for by Article 210, Paragraph 7 of the Commercial Code.

3. If the Company cancels its own Ordinary Shares and/or any class of Preferred Shares, such cancellation may be made in respect of any of one or more classes of the shares.

(Deleted.)

Current Articles of Incorporation	Proposed Amendments

(Record Date)

Article 7.

1. The Company shall deem the shareholders (including beneficial shareholders; the same shall apply hereinafter) whose names have been entered or recorded in the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant fiscal term.

2. In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as of such date, or the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of such date, as the shareholders, the registered pledgees or the fractional shareholders entitled to exercise their rights.

(Record Date)

Article 8.

1. The Company shall deem the shareholders (including beneficial shareholders; the same shall apply hereinafter) whose names have been entered or recorded in the latest register of shareholders (including the register of beneficial shareholders; the same shall apply hereinafter) as of March 31 of each year to be the shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders for the relevant business year.

2. In addition to the above, whenever necessary, the Company may, upon giving prior public notice, fix a date as a record date and may deem the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as of such date, or the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of such date, as the shareholders, the registered share pledgees or the fractional shareholders entitled to exercise their rights.

(Request for Sale of Fractional Shares)

Article 8.

1. A fractional shareholder may request that the Company sell to such fractional shareholder fractional shares which shall become one (1) share if combined with the fractional shares already held by such fractional shareholder.

(Request for Sale of Fractional Shares) Article 9. 1. (No change.)

2. In case of a request provided for in the preceding paragraph, the Company may refuse the request if the Company does not own fractional shares to be sold to such fractional shareholder.	2. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Transfer Agent)

Article 9.

1. The Company shall have a transfer agent for its shares and fractional shares.

2. The transfer agent and its handling office shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The register of shareholders, the ledger of fractional shares and the register of lost share certificates of the Company shall be kept at the handling office of the transfer agent. The registration of transfer of shares, the registration of pledges on shares, the entries or records in the register of beneficial shareholders and in the register of lost share certificates as well as in the ledger of fractional shares, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other businesses with respect to shares and fractional shares shall be handled by the transfer agent and not by the Company.

(Newly established.)

(Transfer Agent)

Article 10.

1. The Company shall have a share transfer agent and a fractional share transfer agent.

2. The share transfer agent and the fractional share transfer agent and handling office thereof shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3. The establishment and retention of the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company and any other businesses with respect to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates of the Company shall be handled by the share transfer agent, not by the Company.

4. The establishment and retention of the ledger of fractional shares of the Company, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other businesses with respect to fractional shares shall be handled by the fractional share transfer agent, not by the Company.

(Share Handling Regulations)

Article 10.

The denomination of share certificates to be issued by the Company, the registration of transfers of shares, the registration of pledges on shares, the entries or records in the register of beneficial shareholders and in the register of lost share certificates as well as in the ledger of fractional shares, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other handling with respect to shares and fractional shares as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(Share Handling Regulations)

Article 11.

1. The denomination of share certificates to be issued by the Company, the registration of transfers of shares, the registration of pledges on shares, the entries or records in the register of beneficial shareholders and in the register of lost share certificates as well as in the register of stock acquisition rights, and any other handling with respect to shares and stock acquisition rights as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

(Newly established.)

2. The entries or records in the ledger of fractional shares with respect to fractional shares of the Company, the purchase of fractional shares by the Company and the purchase of additional fractional shares by fractional shareholders, and any other handling with respect to fractional shares as well as the fees therefor shall be governed by the Share Handling Regulations established by the Board of Directors.

Current Articles of Incorporation	Proposed Amendments
CHAPTER III. PREFERRED SHARES	CHAPTER III. PREFERRED SHARES

(Preferred Dividends)

Article 11.

1. The Company shall pay dividends on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”), registered pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Pledgees”) or holders of fractional Ordinary Shares (hereinafter referred to as the “Fractional Ordinary Shareholders”); provided, however, that in the event that the Preferred Interim Dividends provided for in Article 12 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

(Preferred Dividends)

Article 12.

1. The Company shall distribute cash dividends from surplus on Preferred Shares (hereinafter referred to as the “Preferred Dividends”) in such respective amount as prescribed below to the holders of Preferred Shares (hereinafter referred to as the “Preferred Shareholders”) or registered share pledgees who hold pledges over Preferred Shares (hereinafter referred to as the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest register of shareholders as of March 31 of each year, with priority over the holders of Ordinary Shares (hereinafter referred to as the “Ordinary Shareholders”), registered share pledgees who hold pledges over Ordinary Shares (hereinafter referred to as the “Registered Ordinary Share Pledgees”) or holders of fractional Ordinary Shares (hereinafter referred to as the “Fractional Ordinary Shareholders”); provided, however, that in the event that the Preferred Interim Dividends provided for in Article 13 hereof have been paid in the relevant business year, the amount so paid shall be deducted accordingly from the amount of the Preferred Dividends set forth below for each relevant class of Preferred Shares.

Current Articles of Incorporation	Proposed Amendments

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

Class 8 Preferred Shares:

Fifteen thousand nine hundred (15,900) yen per share per year

Class 9 Preferred Shares:

Eighteen thousand six hundred (18,600) yen per share per year

Class 10 Preferred Shares:

Nineteen thousand four hundred (19,400) yen per share per year

Class 11 Preferred Shares:

Five thousand three hundred (5,300) yen per share per year

Class 12 Preferred Shares:

Eleven thousand five hundred (11,500) yen per share per year

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to two hundred fifty thousand (250,000) yen per share per year

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share per year

Class 8 Preferred Shares:

Fifteen thousand nine hundred (15,900) yen per share per year

Class 9 Preferred Shares:

Eighteen thousand six hundred (18,600) yen per share per year

Class 10 Preferred Shares:

Nineteen thousand four hundred (19,400) yen per share per year

Class 11 Preferred Shares:

Five thousand three hundred (5,300) yen per share per year

Class 12 Preferred Shares:

Eleven thousand five hundred (11,500) yen per share per year

Current Articles of Incorporation	Proposed Amendments

2. If the aggregate amount paid to a Preferred Shareholder or Registered Preferred Pledgee as dividends in any particular business year is less than the prescribed amount of the relevant Preferred Dividends, the unpaid amount shall not be carried over to nor cumulated in subsequent business years.

2. If the aggregate amount paid to a Preferred Shareholder or Registered Preferred Share Pledgee as cash dividends from surplus in any particular business year is less than the prescribed amount of the relevant Preferred Dividends, the unpaid amount shall not be carried over to nor cumulated in subsequent business years.

3. The Company shall not pay to any Preferred Shareholder or Registered Preferred Pledgee as dividends any amount in excess of the prescribed amount of the relevant Preferred Dividends.

3. The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Preferred Share Pledgee in excess of the prescribed amount of the relevant Preferred Dividends except for the distribution from surplus in the process of the corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8 (b) or Article 760, Item 7 (b) of the Corporation Act, or the distribution from surplus in the process of the corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12 (b) or Article 765 Paragraph 1, Item 8 (b) of the said act.

(Preferred Interim Dividends)

Article 12.

In the event of payment of Interim Dividends provided for in Article 38 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Pledgees or Fractional Ordinary Shareholders.

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

(Preferred Interim Dividends)

Article 13.

In the event of payment of Interim Dividends provided for in Article 49 of these Articles (hereinafter referred to as the “Preferred Interim Dividends”), the Company shall make a cash distribution from surplus in such respective amount as prescribed below for each class of Preferred Shares to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Share Pledgees or Fractional Ordinary Shareholders.

Class 3 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 3 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 5 Preferred Shares, up to one hundred twenty-five thousand (125,000) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 6 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Amount to be determined by resolution of the Board of Directors adopted at the time of issuance of the Class 7 Preferred Shares, up to sixty-two thousand five hundred (62,500) yen per share

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

Seven thousand nine hundred fifty (7,950) yen per share

Class 9 Preferred Shares:

Nine thousand three hundred (9,300) yen per share

Class 10 Preferred Shares:

Nine thousand seven hundred (9,700) yen per share

Class 11 Preferred Shares:

Two thousand six hundred fifty (2,650) yen per share

Class 12 Preferred Shares:

Five thousand seven hundred fifty (5,750) yen per share

Class 8 Preferred Shares:

Seven thousand nine hundred fifty (7,950) yen per share

Class 9 Preferred Shares:

Nine thousand three hundred (9,300) yen per share

Class 10 Preferred Shares:

Nine thousand seven hundred (9,700) yen per share

Class 11 Preferred Shares:

Two thousand six hundred fifty (2,650) yen per share

Class 12 Preferred Shares:

Five thousand seven hundred fifty (5,750) yen per share

(Distribution of Residual Assets)

Article 13.

1. If the Company distributes its residual assets upon liquidation, the Company shall pay to the Preferred Shareholders or Registered Preferred Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Pledgees or Fractional Ordinary Shareholders in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

Class 5 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

Class 6 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

Class 7 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

(Distribution of Residual Assets)

Article 14.

1. If the Company distributes its residual assets in cash upon liquidation, the Company shall pay cash to the Preferred Shareholders or Registered Preferred Share Pledgees with priority over the Ordinary Shareholders, Registered Ordinary Share Pledgees or Fractional Ordinary Shareholders in such respective amount as prescribed below:

Class 3 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 5 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 6 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

The First to the Fourth Series of Class 7 Preferred Shares:

Two million five hundred thousand (2,500,000) yen per share

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

Three million (3,000,000) yen per share

Class 9 Preferred Shares:

Two million (2,000,000) yen per share

Class 10 Preferred Shares:

Two million (2,000,000) yen per share

Class 11 Preferred Shares:

One million (1,000,000) yen per share

Class 12 Preferred Shares:

One million (1,000,000) yen per share

Class 8 Preferred Shares:

Three million (3,000,000) yen per share

Class 9 Preferred Shares:

Two million (2,000,000) yen per share

Class 10 Preferred Shares:

Two million (2,000,000) yen per share

Class 11 Preferred Shares:

One million (1,000,000) yen per share

Class 12 Preferred Shares:

One million (1,000,000) yen per share

2. The Company shall not make a distribution of residual assets other than as provided for in the preceding paragraph to the Preferred Shareholders or Registered Preferred Pledgees.	2. The Company shall not make a distribution of residual assets other than as provided for in the preceding paragraph to the Preferred Shareholders or Registered Preferred Share Pledgees.

(Voting Rights)

Article 14.

Unless otherwise provided for by laws or regulations, the Preferred Shareholders shall not have voting rights at any general meeting of shareholders; provided, however, that the Preferred Shareholders shall have voting rights from (i) the commencement of an ordinary general meeting of shareholders in the event that no proposal for declaration of the Preferred Dividends be paid to the Preferred Shareholders is submitted to such ordinary general meeting of shareholders or (ii) the close of an ordinary general meeting of shareholders in the event that such proposal is rejected at such ordinary general meeting of shareholders, until, in either case, a proposal for declaration of the Preferred Dividends be paid to the Preferred Shareholders is approved at an ordinary general meeting of shareholders.

(Voting Rights) Article 15. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Consolidation or Split of Preferred Shares and Subscription Rights, etc.)

Article 15.

1. Unless otherwise provided for by laws or regulations, the Company shall not consolidate or split any Preferred Shares.

(Consolidation or Split of Preferred Shares and Rights to Be Allotted Shares, etc.) Article 16. 1. (No change.)
2. The Company shall not grant the Preferred Shareholders any rights to subscribe for new shares, stock acquisition rights or bonds with stock acquisition rights.	2. The Company shall not grant the Preferred Shareholders any rights to be allotted shares or stock acquisition rights.
(Newly established.)	3. The Company shall not grant the Preferred Shareholders any rights for the free allotment of shares or stock acquisition rights.

(Cancellation of Preferred Shares) Article 16. 1. The Company may, at any time, purchase Preferred Shares and cancel them.	(Provisions for Acquisition) Article 17. (Deleted.)
2. The purchase or cancellation of Preferred Shares pursuant to the preceding paragraph may be made in respect of any of one or more classes of Preferred Shares.	(Deleted.)

3. In respect of Class 3 Preferred Shares, Class 5 Preferred Shares and/or Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, redeem such Preferred Shares, in whole or in part, at such time and at such redemption price as deemed appropriate giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors.

1. In respect of Class 3 Preferred Shares, the First to the Fourth Series of Class 5 Preferred Shares and/or the First to the Fourth Series of Class 6 Preferred Shares, the Company may, after issuance of the respective Preferred Shares and after the lapse of the period designated by resolution of the Board of Directors adopted at the time of the issuance of respective Preferred Shares, acquire such Preferred Shares, in whole or in part, in exchange for the amount of cash as deemed appropriate as the acquisition price giving due consideration to the prevailing market conditions, as determined by such resolution of the Board of Directors, on a certain date as separately determined by the Company by a resolution of the Board of Directors after the issue of the relevant Preferred Shares.

4. Partial redemption shall be effected by way of lot or other method.	2. Partial acquisition shall be effected pro rata or in lot.

Current Articles of Incorporation	Proposed Amendments

(Conversion into Ordinary Shares)

Article 17.

1. Any holder of Class 6 or Class 7 Preferred Shares may request conversion of such Preferred Shares into Ordinary Shares of the Company during the period in which such Preferred Shareholder is entitled to request conversion as determined by resolution of the Board of Directors adopted at the time of issuance of such Preferred Shares, pursuant to the terms of conversion as designated by such resolution.

2. Any holder of Class 8 Preferred Shares through Class 12 Preferred Shares may request conversion of the relevant Preferred Shares into Ordinary Shares of the Company during the period in which such Preferred Shareholder is entitled to request conversion as prescribed in the merger agreement, the execution of which, in accordance with the provisions of Article 408 of the Commercial Code, was approved at the respective general meetings of shareholders of the Company and UFJ Holdings, Inc., pursuant to the terms of conversion prescribed in such merger agreement.

(Right to Request Acquisition)

Article 18.

1. Any holder of the First to the Fourth Series of Class 6 or the First to the Fourth Series of Class 7 Preferred Shares may request acquisition of such Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as determined by resolution of the Board of Directors adopted at the time of issuance of such Preferred Shares, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula designated by such resolution.

2. Any holder of Class 8 Preferred Shares through Class 12 Preferred Shares may request acquisition of the relevant Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Attachments 1 through 5, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in such Attachments 1 through 5.

(Mandatory Conversion)

Article 18.

1. Any of Class 6 Preferred Shares or Class 7 Preferred Shares for which no request for conversion into Ordinary Shares is made during the period in which the holders of such Preferred Shares is entitled to request conversion shall be mandatorily converted on the day immediately following the last day of such period (hereinafter referred to as the “Mandatory Conversion Date”) into Ordinary Shares and fractional Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Conversion Date; provided, however, that such calculation shall be made to the second decimal place denominated in yen, and rounded up to one decimal place when the fraction beyond it is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than the amount determined by resolution of the Board of Directors adopted at the time of issuance of respective Preferred Shares, the relevant Preferred Shares shall be converted into Ordinary Shares and fractional Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Shares by an amount so determined by such resolution of the Board of Directors.

(Mandatory Acquisition)

Article 19.

1. The Company shall mandatorily acquire any of the First to the Fourth Series of Class 6 Preferred Shares or the First to the Fourth Series of Class 7 Preferred Shares for which no request for acquisition is made during the period in which the holders of such Preferred Shares is entitled to request acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second decimal place denominated in yen, and rounded up to one decimal place when the fraction beyond it is equal to or more than 0.05 yen, discarding amounts less than 0.05 yen. If the relevant average price is less than the amount determined by resolution of the Board of Directors adopted at the time of issuance of respective Preferred Shares, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Shares by an amount so determined by such resolution of the Board of Directors.

Current Articles of Incorporation	Proposed Amendments

2. Any of Class 8 Preferred Shares through Class 12 Preferred Shares for which no request for conversion into Ordinary Shares is made during the period in which such Preferred Shareholder is entitled to request for conversion shall be mandatorily converted on the Mandatory Conversion Date into Ordinary Shares and fractional Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the Mandatory Conversion Date; provided, however, that such calculation shall be made to units of ten (10) denominated in Yen, and rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be converted into Ordinary Shares and fractional Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

2. The Company shall mandatorily acquire any of Class 8 Preferred Shares through Class 12 Preferred Shares for which no request for acquisition is made during the period in which such Preferred Shareholder is entitled to request for acquisition on the day immediately following the last day of such period in exchange for Ordinary Shares in the number as is obtained by dividing an amount equivalent to the subscription price per each relevant Preferred Share by the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to units of ten (10) denominated in Yen, and rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen. If the relevant average price is less than such respective amount as set forth below, the relevant Preferred Shares shall be acquired in exchange for Ordinary Shares in the number as is obtained by dividing the amount equivalent to the subscription price per each relevant Preferred Share by such respective amount as set forth below.

Current Articles of Incorporation	Proposed Amendments

Class 8 Preferred Shares:

One million two hundred nine thousand seven hundred (1,209,700) yen per share

Class 9 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 10 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 11 Preferred Shares:

Eight hundred two thousand six hundred (802,600) yen per share

Class 12 Preferred Shares:

Seven hundred ninety-five thousand two hundred (795,200) yen per share

3. In respect of Class 8 Preferred Shares through Class 12 Preferred Shares, the amount equivalent to the subscription price referred to in the preceding paragraph shall be such respective amount as prescribed below.

Class 8 Preferred Shares:

Three million (3,000,000) yen per share

Class 9 Preferred Shares:

Two million (2,000,000) yen per share

Class 10 Preferred Shares:

Two million (2,000,000) yen per share

Class 11 Preferred Shares:

One million (1,000,000) yen per share

Class 12 Preferred Shares:

One million (1,000,000) yen per share

4. In the calculation of the number of Ordinary Shares provided for in Paragraph 1 and Paragraph 2 of this article, if any number less than one-hundredth (1/100) of one (1) share is yielded, the provisions concerning consolidation of shares in the Commercial Code shall apply mutatis mutandis.

Class 8 Preferred Shares:

One million two hundred nine thousand seven hundred (1,209,700) yen per share

Class 9 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 10 Preferred Shares:

Nine hundred ten thousand five hundred (910,500) yen per share

Class 11 Preferred Shares:

Eight hundred two thousand six hundred (802,600) yen per share

Class 12 Preferred Shares:

Seven hundred ninety-five thousand two hundred (795,200) yen per share

3. (No change.)

4. In the calculation of the number of Ordinary Shares provided for in Paragraph 1 and Paragraph 2 of this article, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 234 of the Corporation Act.

Current Articles of Incorporation	Proposed Amendments

(Order of Priority)

Article 19.

All classes of Preferred Shares shall rank pari passu with each other in respect of the payment of Preferred Dividends and Preferred Interim Dividends and the distribution of residual assets.

(Order of Priority) Article 20. (No change.)

(Prescription Period) Article 20. The provisions set forth in Article 40 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.	(Prescription Period) Article 21. The provisions set forth in Article 50 of these Articles shall apply mutatis mutandis to the payment of Preferred Dividends and Preferred Interim Dividends.
CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS	CHAPTER IV. GENERAL MEETING OF SHAREHOLDERS

(Convocation) Article 21. 1. An ordinary general meeting of shareholders shall be convened within three (3) months from the last day of each business year.	(Convocation) Article 22. 1. (No change.)

2. An extraordinary general meeting of shareholders shall be convened whenever necessary.	2. (No change.)

(Chairman) Article 22. 1. The President and Director of the Company shall act as chairman of general meetings of shareholders.	(Chairman) Article 23. 1. (No change.)

2. If the President and Director is unable to act as such, one of the other Directors shall act as chairman in accordance with the order of priority previously determined by the Board of Directors.	2. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Newly established.)

(Disclosure via Internet and Deemed Delivery of Reference Documents, etc. for General Meetings of Shareholders)

Article 24.

Upon convening a general meeting of shareholders, the Company may deem that the information required to be described or indicated in the reference documents for the general meeting of shareholders, business reports, financial statements and consolidated financial statements shall have been provided to the shareholders when such information is disclosed, pursuant to the Ministry of Justice Ordinances, through a method that uses the Internet.

(Method of Resolution)

Article 23.

1. Unless otherwise provided for by law or regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders in attendance.

(Method of Resolution)

Article 25.

1. Unless otherwise provided for by law or regulation or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders in attendance who are entitled to vote.

2. Resolutions of a general meeting of shareholders provided for in Article 343 of the Commercial Code and resolutions of a general meeting of shareholders for which the method of resolution provided for in such Article 343 shall be applied mutatis mutandis pursuant to the Commercial Code and other laws and regulations shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of the shareholders in attendance who hold in the aggregate not less than one-third (1/3) of the total number of voting rights of all shareholders.

2. Resolutions of a general meeting of shareholders provided for in Article 309, Paragraph 2 of the Corporation Act and resolutions of a general meeting of shareholders for which the method of resolution provided for in the said Paragraph shall be applied mutatis mutandis pursuant to the Corporation Act and other laws and regulations shall be adopted by an affirmative vote of two-thirds (2/3) or more of the voting rights of the shareholders in attendance who hold in the aggregate not less than one-third (1/3) of the total number of voting rights of all shareholders who are entitled to vote.

(Voting by Proxy)

Article 24.

1. Shareholders may exercise their voting rights at a general meeting of shareholders by appointing a proxy who is a shareholder of the Company entitled to exercise its own voting rights at such meeting.

2. In the case of the preceding paragraph, the shareholder or the proxy thereof shall submit to the Company a document evidencing authority of the proxy to act as such at each general meeting of shareholders.

(Voting by Proxy)

Article 26.

1. Shareholders may exercise their voting rights at a general meeting of shareholders by appointing one (1) proxy who is one (1) shareholder of the Company entitled to exercise its own voting rights at such meeting.

2. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Minutes)

Article 25.

The substance of proceedings and the results of general meetings of shareholders shall be stated or recorded in the minutes, to which the chairman of the meeting and the Directors present shall put their names and affix their seals or electronic signatures.

(Minutes) Article 27. The proceedings of general meetings of shareholders shall be stated or recorded in the minutes pursuant to laws and regulations.

(General Meetings of Holders of Classes of Shares) Article 26. The provisions of Articles 22, 24 and 25 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.	(General Meetings of Holders of Classes of Shares) Article 28. 1. The provisions of Articles 23, 24, 26 and 27 of these Articles shall apply mutatis mutandis to general meetings of class shareholders.

(Newly established.)	2. The provisions of Article 25, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 1 of the Corporation Act.

(Newly established.)

3. The provisions of Article 25, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of general meetings of class shareholders made pursuant to Article 324, Paragraph 2 of the Corporation Act.

CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER V. DIRECTORS AND BOARD OF DIRECTORS

(Number of Directors and Method of Election) Article 27 1. The Company shall have not more than twenty (20) Directors, who shall be elected at a general meeting of shareholders.	(Number of Directors and Method of Election) Article 29. 1. (No change.)

2. A resolution for the election of Directors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders.	2. A resolution for the election of Directors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders who are entitled to vote.

3. Resolutions for the election of Directors shall not be made by cumulative voting.	3. (No change.)

Current Articles of Incorporation	Proposed Amendments

(Term of Office) Article 28.	(Term of Office) Article 30.
The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last fiscal term ending one (1) year after their assumption of office.	The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending one (1) year after their election.
(Representative Director and Directors with Executive Power)	(Representative Director and Directors with Executive Power)
Article 29.	Article 31.
1. The Board of Directors shall, by resolution, elect Representative Director(s) from among the Directors.	1. (No change.)
2. Representative Directors shall severally represent the Company.	2. (No change.)
3. The Board of Directors shall, by resolution, appoint the President and Director.	3. (No change.)
4. The Board of Directors may, by resolution, appoint the Chairman and Director, several Deputy Chairman and Directors, Deputy Presidents, Senior Managing Directors and Managing Directors.	4. (No change.)

(Board of Directors)

Article 30.

1. The Board of Directors shall determine the management of the affairs of the Company and supervise the performance of duties of Directors.

2. Unless otherwise provided for by laws and regulations, the Chairman and Director shall convene meetings of the Board of Directors and act as chairman. If the Chairman and Director is unable to act as such, or if the Board of Directors does not appoint the Chairman and Director by its resolution, one of the other Directors shall act as Chairman and Director in accordance with the order of priority previously determined by the Board of Directors.

(Board of Directors) Article 32. 1. (No change.) 2. (No change.)

3. Notice to convene a meeting of the Board of Directors shall be given to each Director and Corporate Auditor at least three (3) days prior to the date of such meeting; provided, however, that the foregoing shall not apply in cases of emergency.

3. (No change.)

Current Articles of Incorporation	Proposed Amendments

4. Unless otherwise provided for by law or regulation, resolutions of a meeting of the Board of Directors shall be adopted by an affirmative vote of a majority of the Directors present who constitute in number a majority of all the Directors of the Company.

4. (No change.)
(Newly established.)	5. With respect to the matters to be resolved by the Board of Directors, the Company shall deem that such matters were approved by a resolution of the Board of Directors when all the Directors express their agreement in writing or by an electromagnetic device; provided, however, that this provision shall not apply when any Corporate Auditor expresses his/her objection to such matters.

5. The substance of proceedings and the results of meetings of the Board of Directors shall be stated or recorded in the minutes, to which the Directors and Corporate Auditors present shall put their names and affix their seals or electronic signatures.

6. The proceedings of meetings of the Board of Directors shall, pursuant to laws and regulations, be stated or recorded in the minutes, to which the Directors and Corporate Auditors present shall put their names and affix their seals or electronic signatures.

(Newly established.)	(Remuneration, etc. for Directors) Article 33. Remuneration, etc. for Directors shall be determined by resolution of general meeting of shareholders.

(Newly established.)

(Exemption from Liability of Directors)

Article 34.

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Directors, exempt Directors (including former Directors) from their liabilities provided for in Article 423, Paragraph 1 of the Corporation Act within the limits stipulated by laws and regulations provided that such Director is bona fide and without gross negligence.

Current Articles of Incorporation	Proposed Amendments

(Limited Liability Agreement with Outside Director)

Article 31.

Pursuant to the provisions of Article 266, Paragraph 19 of the Commercial Code, the Company may execute agreements with Outside Directors, which limit the liability of such Outside Directors arising from any act provided for in Paragraph 1, Item 5 of the said article; provided, however, that the limit of the liability under such agreements shall be the greater of an amount determined in advance which shall not be less than ten million (10,000,000) yen or the amount prescribed by laws or regulations.

(Limited Liability Agreement with Outside Director)

Article 35.

Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may execute agreements with Outside Directors, which limit the liability of such Outside Directors arising from any act provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under such agreements shall be the greater of an amount determined in advance which shall not be less than ten million (10,000,000) yen or the minimum liability amount prescribed by laws or regulations.

CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER VI. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number of Corporate Auditors and Method of Election) Article 32. 1. The Company shall have not more than seven (7) Corporate Auditors, who shall be elected at a general meeting of shareholders.	(Number of Corporate Auditors and Method of Election) Article 36. 1. (No change.)

2. A resolution for the election of Corporate Auditors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance, who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders.

2. A resolution for the election of Corporate Auditors shall be adopted at a general meeting of shareholders by an affirmative vote of a majority of the voting rights of the shareholders in attendance, who hold voting rights representing in the aggregate one-third (1/3) or more of the total number of voting rights of all shareholders who are entitled to vote.

(Term of Office)

Article 33.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last fiscal term ending four (4) years after their assumption of office.

(Term of Office)

Article 37.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending four (4) years after their election.

Current Articles of Incorporation	Proposed Amendments
(Full-time Corporate Auditors) Article 34. The Corporate Auditors shall appoint several full-time Corporate Auditors from among themselves.	(Full-time Corporate Auditors) Article 38. The Board of Corporate Auditors shall appoint several full-time Corporate Auditors from among the Corporate Auditors.

(Board of Corporate Auditors) Article 35.	(Board of Corporate Auditors) Article 39.

1. The Board of Corporate Auditors shall have the authority provided for by law and regulation and also shall determine matters concerning the performance of duties by Corporate Auditors; provided, however, that the Board of Corporate Auditors shall not prevent the Corporate Auditors from exercising their power and authority.	1. (No change.)

2. Notice to convene a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor at least three (3) days prior to the date of such meeting; provided, however, that the foregoing shall not apply in cases of emergency.	2. (No change.)

3. Unless otherwise provided for by law or regulation, resolutions of a meeting of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors.	3. (No change.)

4. The substance of proceedings and the results of meetings of the Board of Corporate Auditors shall be stated or recorded in the minutes, to which the Corporate Auditors present shall put their names and affix their seals or electronic signatures.

4. The proceedings of meetings of the Board of Corporate Auditors shall be stated or recorded in the minutes pursuant to laws and regulations, to which the Corporate Auditors present shall put their names and affix their seals or electronic signatures.

(Newly established.)	(Remuneration, etc. for Corporate Auditors) Article 40. Remuneration, etc. for Corporate Auditors shall be determined by resolution of general meeting of shareholders.

(Newly established.)

(Exemption from Liability of Corporate Auditors)

Article 41.

In accordance with the provisions of Article 426, Paragraph 1 of the Corporation Act, the Company may, by a resolution of the Board of Auditors, exempt Corporate Auditors (including former Corporate Auditors) from their liabilities provided for in Article 423, Paragraph 1 of the Corporation Act within the limits stipulated by laws and regulations provided that such Auditor is bona fide and without gross negligence.

Current Articles of Incorporation	Proposed Amendments
(Newly established.)	(Limited Liability Agreement with Outside Corporate Auditor)
Article 42.

Pursuant to the provisions of Article 427, Paragraph 1 of the Corporation Act, the Company may execute agreements with Outside Corporate Auditors, limiting the liability of such Outside Corporate Auditors arising from any act provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under such agreements shall be the greater of an amount determined in advance which shall not be less than ten million (10,000,000) yen or the minimum liability amount prescribed by laws or regulations.

(Newly established.)	CHAPTER VII. ACCOUNTING AUDITOR

(Newly established.)	(Method of Election) Article 43. The Accounting Auditor shall be elected at a general meeting of shareholders.

(Newly established.)

(Term of Office)

Article 44.

1. The term of office of the Accounting Auditor shall expire at the close of the ordinary general meeting of shareholders held in respect of the last business year ending one (1) year after his/her assumption of office.

2. The Accounting Auditor shall be deemed to be reappointed at a general meeting of shareholders provided that there is no resolution to the contrary.

(Newly established.)	(Remuneration, etc. for Accounting Auditor) Article 45. Remuneration, etc. for the Accounting Auditor shall be determined by the Representative Director with the consent of the Board of Auditors.

Current Articles of Incorporation	Proposed Amendments
CHAPTER VII. ACCOUNTS	CHAPTER VIII. ACCOUNTS

(Business Year and Fiscal Term)

Article 36.

The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year and the fiscal term of each business year shall be settled as of the last day of such business year.

(Business Year and Business year) Article 46. The business year of the Company shall commence on April 1 of each year and end on March 31 of the following year.

(Newly established.)

(Acquisition of Own Shares)

Article 47.

Unless otherwise provided for by laws or regulations, the company may determine by a resolution of the Board of Directors to acquire its own shares by obtaining consent of the shareholders as provided for in Article 459, Paragraph 1, Item 1 of the Corporation Law.

(Dividends)

Article 37.

The Company’s dividends shall be paid to the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of March 31 of each year.

(Year-End Dividends)

Article 48.

The Company shall distribute cash dividends from surplus (referred to as the “Year-End Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of March 31 of each year.

(Interim Dividends)

Article 38.

By resolution of the Board of Directors, the Company may pay cash pursuant to Article 293-5 of the Commercial Code (referred to as the “Interim Dividends” in these Articles of Incorporation) to the shareholders or registered pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of September 30 of each year.

(Interim Dividends)

Article 49.

By resolution of the Board of Directors, the Company may distribute cash dividends from surplus pursuant to Article 454, Paragraph 5 of the Corporation Act (referred to as the “Interim Dividends” in these Articles of Incorporation) to the shareholders or registered share pledgees whose names have been entered or recorded in the latest register of shareholders as well as to the fractional shareholders whose names have been entered or recorded in the latest ledger of fractional shares as of September 30 of each year.

Current Articles of Incorporation	Proposed Amendments

(Conversion of Preferred Shares and Dividends)

Article 39.

For the purpose of payment of the first dividends or Interim Dividends payable on Ordinary Shares issued upon conversion of Class 6 Preferred Shares through Class 12 Preferred Shares issued by the Company, the conversion shall be deemed to have taken effect as of April 1, if a request for conversion or mandatory conversion is made during the period from April 1 through September 30, or as of October 1, if such request or conversion is made during the period from October 1 through March 31 of the following year.

(Deleted.)

(Prescription Period for Payment of Dividends)

Article 40.

The Company shall be released from the obligation to pay dividends or Interim Dividends the payment of which has not been accepted after the lapse of five (5) full years from the date of commencement of payment thereof. Dividends and Interim Dividends of the Company shall bear no interest.

(Prescription Period for Payment of Dividends)

Article 50.

In the event that the dividends from surplus are to be paid in cash, the Company shall be released from the obligation to distribute dividends from surplus if such distribution has not been accepted after the lapse of five (5) full years from the date of commencement of payment thereof. Year-End Dividends and Interim Dividends of the Company shall bear no interest.

SUPPLEMENT

(Application of Term of Office of Directors)

Article 1.

The provisions of Article 28 hereof shall apply to Directors who are appointed at the ordinary general meeting of shareholders held in respect of the fourth (4th) business year and thereafter.

(Deleted.)

(END)

(Attachment 1)

Request for Acquisition of Class 8 Preferred Shares

Any Class 8 Preferred Shareholder may request acquisition of Class 8 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 8 Preferred Shares to and including July 31, 2008

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 8 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 8 Preferred Shares requested for acquisition by their holders	x	3,000,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be one million six hundred ninety-three thousand five hundred (1,693,500) yen.

b.	Reset of Acquisition Price

The acquisition price shall be reset on August 1, 2006 and August 1, 2007 (each, hereinafter referred to as the “Reset Date”) to the amount obtained by multiplying the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date by 1.025 (calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen); provided, however, that if the acquisition price so calculated is less than one million six hundred ninety-three thousand and five hundred (1,693,500) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the above-described forty-five (45) trading day period, any event has occurred which would require an adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 8 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	x	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	x	Subscription price per share

Current market price per share
				Number of Ordinary Shares already issued		+	Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares(including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula:

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a) (ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c. (a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c. (a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c. (a) (i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c. (a) (ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c. (a) (iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

- End -

(Attachment 2)

Request for Acquisition of Class 9 Preferred Shares

Any Class 9 Preferred Shareholder may request acquisition of Class 9 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 9 Preferred Shares to and including March 30, 2009

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 9 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 9 Preferred Shares requested for acquisition by their holders	x	Delivery Ratio

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.	Delivery Ratio and Other Conditions

a.	Initial Delivery Ratio

Any Class 9 Preferred Shareholder may request acquisition of Class 9 Preferred Shares in exchange for Ordinary Shares of the Company at the following delivery ratio per Class 9 Preferred Share (hereinafter referred to as the “Initial Delivery Ratio”):

Initial Delivery Ratio = 2.197

b.	Reset of Delivery Ratio

The Initial Delivery Ratio shall be reset on October 5 of each year from 2005 through and including 2008 (each, hereinafter referred to as the “Reset Date”) to such delivery ratio as calculated by the following formula (hereinafter referred to as the “Delivery Ratio After Reset”). The Delivery Ratio After Reset shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when the fraction beyond it is equal to or more than 0.0005, discarding fractions less than 0.0005.

Delivery Ratio After Reset	=	2,000,000 yen
Current market price x 1.035

However, if any amount less than one thousand (1,000) yen is produced by the calculation of the current market price multiplied by 1.035, such amount shall be rounded up to the nearest one thousand (1,000) yen. If as a result of the above calculation the Delivery Ratio After Reset exceeds 2.197 (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Delivery Ceiling Ratio”), the Delivery Ratio After Reset shall be the Delivery Ceiling Ratio. The “Current market price” in the above formula shall be the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date, calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

c.	Adjustment of Delivery Ratio

(a)	After the issuance of the Class 9 Preferred Shares, the delivery ratio as set forth in a. and b. above will be adjusted in accordance with the following formula (hereinafter referred to as the “Delivery Ratio Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the delivery ratio calculated by the Delivery Ratio Adjustment Formula exceeds forty (40), the delivery ratio after adjustment shall be forty (40). The delivery ratio after adjustment shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when the fraction beyond it is equal to or more than 0.0005, discarding fractions less than 0.0005.

Delivery ratio after adjustment	=	Delivery ratio before adjustment	x	Number of Ordinary Shares already issued		+	Number of Ordinary Shares to be newly issued or transferred
				Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	x	Subscription price per share
Current market price

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Delivery Ratio Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The delivery ratio after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The delivery ratio after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the delivery ratio after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Delivery Ratio Adjustment Formula:

The delivery ratio after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the delivery ratio is required by virtue of any amalgamation or merger, capital reduction, or consolidation of shares, etc., the delivery ratio shall be adjusted to such ratio as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price” in the Delivery Ratio Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the delivery ratio after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a) (ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(d)	The “Delivery ratio before adjustment” in the Delivery Ratio Adjustment Formula means the delivery ratio in effect on the date immediately preceding the date on which the delivery ratio after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Delivery Ratio Adjustment Formula means the number of shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the delivery ratio after adjustment is to become effective.

- End -

(Attachment 3)

Request for Acquisition of Class 10 Preferred Shares

Any Class 10 Preferred Shareholder may request acquisition of Class 10 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 10 Preferred Shares to and including March 30, 2009

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 10 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 10 Preferred Shares requested for acquisition by their holders	x	Delivery Ratio

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.	Delivery Ratio and Other Conditions

a.	Initial Delivery Ratio

Any Class 10 Preferred Shareholder may request acquisition of Class 10 Preferred Shares in exchange for Ordinary Shares of the Company at the following delivery ratio per Class 10 Preferred Share (hereinafter referred to as the “Initial Delivery Ratio”):

Initial Delivery Ratio = 2.197

b.	Reset of Delivery Ratio

The Initial Delivery Ratio shall be reset on October 5 of each year from 2005 through and including 2008 (each, hereinafter referred to as the “Reset Date”) to such delivery ratio as calculated by the following formula (hereinafter referred to as the “Delivery Ratio After Reset”). The Delivery Ratio After Reset shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when the fraction beyond it is equal to or more than 0.0005, discarding fractions less than 0.0005.

Delivery Ratio After Reset	=	2,000,000 yen
Current market price x 1.035

However, if any amount less than one thousand (1,000) yen is produced by the calculation of the current market price multiplied by 1.035, such amount shall be rounded up to the nearest one thousand (1,000) yen. If as a result of the above calculation the Delivery Ratio After Reset exceeds 2.197 (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Delivery Ceiling Ratio”), the Delivery Ratio After Reset shall be the Delivery Ceiling Ratio. The “Current market price” in the above formula shall be the average daily closing price (including closing bids or offered prices) of the Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the relevant Reset Date, calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

c.	Adjustment of Delivery Ratio

(a)	After the issuance of the Class 10 Preferred Shares, the delivery ratio as set forth in a. and b. above will be adjusted in accordance with the following formula (hereinafter referred to as the “Delivery Ratio Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the delivery ratio calculated by the Delivery Ratio Adjustment Formula exceeds forty (40), the delivery ratio after adjustment shall be forty (40). The delivery ratio after adjustment shall be calculated to the fourth decimal place and rounded up to the nearest third decimal place when the fraction beyond it is equal to or more than 0.0005, discarding fractions less than 0.0005.

Delivery ratio after adjustment	=	Delivery ratio before adjustment	x	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred
				Number of Ordinary Shares + already issued	Number of Ordinary Shares to be newly issued or transferred	x	Subscription price per share
Current market price

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Delivery Ratio Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The delivery ratio after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The delivery ratio after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the delivery ratio after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Delivery Ratio Adjustment Formula:

The delivery ratio after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the delivery ratio is required by virtue of any amalgamation or merger, capital reduction, or consolidation of shares, etc., the delivery ratio shall be adjusted to such ratio as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price” in the Delivery Ratio Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the delivery ratio after adjustment becomes effective (or, in the case as provided for in the proviso of c. (a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(d)	The “Delivery ratio before adjustment” in the Delivery Ratio Adjustment Formula means the delivery ratio in effect on the date immediately preceding the date on which the delivery ratio after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Delivery Ratio Adjustment Formula means the number of shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the delivery ratio after adjustment is to become effective.

- End -

(Attachment 4)

Request for Acquisition of Class 11 Preferred Shares

Any Class 11 Preferred Shareholder may request acquisition of Class 11 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 11 Preferred Shares to and including July 31, 2014

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 11 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 11 Preferred Shares requested for acquisition by their holders	x	1,000,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be nine hundred eighteen thousand seven hundred (918,700) yen.

b.	Reset of Acquisition Price

If the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange (any fraction less than one thousand (1,000) yen being rounded up to the nearest one thousand (1,000) yen) for thirty (30) consecutive Trading Days (“Trading Day” means a day on which a closing price (including closing bids or offered prices) (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty (30) Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on July 15 of each year from 2006 through and including 2013 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one thousand (1,000) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of the August 1 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the average daily closing price as calculated in the manner set forth above.

However, if such amount so calculated is less than nine hundred eighteen thousand seven hundred (918,700) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price. If, during the Reset Calculation Period, any event has occurred which would require adjustment in accordance with c. below, the average price above shall be adjusted in a manner consistent with c. below.

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 11 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	x	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	x	Subscription price per share
Current market price per share
				Number of Ordinary Shares already issued		+	Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula:

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c.(a)(i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c.(a)(ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c.(a)(iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

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(Attachment 5)

Request for Acquisition of Class 12 Preferred Shares

Any Class 12 Preferred Shareholder may request acquisition of Class 12 Preferred Shares during the period in which such Preferred Shareholder is entitled to request acquisition as provided for in Paragraph 1 of this Attachment, in exchange for Ordinary Shares of the Company in the number as is calculated by the formula provided for in Paragraph 2 and 3 of this Attachment.:

1.	Period during which Preferred Shareholders are Entitled to Request Acquisition

On and after the issuance date of the Class 12 Preferred Shares to and including July 31, 2009

2.	Number of Ordinary Shares to be Delivered in Exchange for Acquisition

The number of the Ordinary Shares to be delivered in exchange for acquisition of Class 12 Preferred Shares shall be as follows:

Number of the Ordinary Shares to be delivered in exchange for acquisition	=	Number of the Class 12 Preferred Shares requested for acquisition by their holders	x	1,000,000 yen
Acquisition price

In the calculation of the number of the Ordinary Shares to be delivered in exchange for acquisition, it shall be calculated to the third decimal place and such third decimal place shall be rounded up to the nearest second decimal place. In the calculation of the number of Ordinary Shares provided for above, if any number less than one (1) share is yielded, such fractions shall be handled by the method provided for in Article 167, Paragraph 3 of the Corporation Act.

3.	Acquisition Price and Other Conditions

a.	Initial Acquisition Price

The initial acquisition price shall be seven hundred ninety-six thousand (796,000) yen.

b.	Reset of Acquisition Price

If the Average AQR Price (defined below) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for thirty (30) consecutive Trading Days (“Trading Day” means a day on which the last sale price (in regular trading) for the Ordinary Shares of the Company is reported on the Tokyo Stock Exchange) (such thirty Trading Day period shall hereinafter be referred to as the “Reset Calculation Period”) ending on June 15 of each year from 2006 through and including 2008 (or, if any such day is not a Trading Day, the Trading Day immediately preceding such day) (each, hereinafter referred to as the “Setting Date”) is at least one thousand (1,000) yen less than the acquisition price effective as of the relevant Setting Date, the acquisition price shall, effective as of June 30 immediately following the relevant Setting Date (each, hereinafter referred to as the “Effective Date”), be reset to the Average AQR Price as calculated in the manner set forth above.

However, if such amount so calculated is less than seven hundred ninety-six thousand (796,000) yen (subject to any adjustment in accordance with c. below) (hereinafter referred to as the “Acquisition Floor Price”), the acquisition price shall be equal to the Acquisition Floor Price.

The “Average AQR Price” of Ordinary Shares of the Company means the arithmetic mean (calculated by the Company and any fraction less than one thousand (1,000) yen being rounded up to the nearest one thousand (1,000) yen) of (x) the daily weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange on each Trading Day during the Reset Calculation Period, which weighted average price is announced on such page as designated by Bloomberg L.P. on its screen entitled “JT Equity AQR” to show the weighted average price of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange, or such other page or service as may replace such page (hereinafter collectively referred to as the “Reference Screen”), provided by Bloomberg L.P. between 10:00 a.m. and 11:00 a.m. (London time), or (y) if the relevant Reference Screen is not available in respect of any aforementioned Trading Day, the last sale price (in regular trading) of Ordinary Shares of the Company as reported by the Tokyo Stock Exchange for that Trading Day, in each case subject to any adjustment which becomes effective during the Reset Calculation Period in accordance with c. below.

c.	Adjustment of Acquisition Price

(a)	After the issuance of the Class 12 Preferred Shares, the acquisition price (including the Acquisition Floor Price) will be adjusted in accordance with the following formula (hereinafter referred to as the “Acquisition Price Adjustment Formula”) in the event any of the items set forth below occurs; provided, however, that if the acquisition price when adjusted in accordance with the Acquisition Price Adjustment Formula is less than one hundred thousand (100,000) yen, the acquisition price after adjustment shall be one hundred thousand (100,000) yen.

Acquisition price after adjustment	=	Acquisition price before adjustment	x	Number of Ordinary Shares already issued	+	Number of Ordinary Shares to be newly issued or transferred	x	Subscription price per share
Current market price per share
				Number of Ordinary Shares already issued		+	Number of Ordinary Shares to be newly issued or transferred

(i)	In the event that the Company issues Ordinary Shares or transfers Ordinary Shares held by the Company at a subscription price less than the current market price to be used in the Acquisition Price Adjustment Formula (except for any acquisition of securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the exercise of stock acquisition rights):

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period, or as of the date immediately following the record date (if set) for the issuance or the transfer of such Ordinary Shares to shareholders.

(ii)	In the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares (including those in which the Company transfers its own shares):

The acquisition price after adjustment shall become effective as of the date immediately following the record date set for the stock split or free allotment of such Ordinary Shares.

However, if the Board of Directors of the Company determines that the stock split or free allotment of Ordinary Shares (including the cases in which the Company transfers its own shares) thereby shall be effected by an increase of stated capital by virtue of the reduction of the amount of surplus and the record date set for the stock split or free allotment of such Ordinary Shares to shareholders falls on or prior to the date of the closing of the relevant ordinary general meeting of shareholders held to approve the increase of the stated capital, the acquisition price after adjustment shall become effective as of the date immediately following the date on which the ordinary general meeting of shareholders approving such increase is concluded.

(iii)	In the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, or securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights), in either case, at a price less than the current market price to be applied to the Acquisition Price Adjustment Formula:

The acquisition price after adjustment shall become effective as of the date immediately following the payment date or the last date of the payment period of such securities (interests) or as of the date immediately following the record date (if set) for the issuance or the issuance of such securities (interests) to shareholders, on the assumption that all such securities (interests) are acquired or all the stock acquisition rights are exercised on the payment date or the last date of the payment period of such securities (interests) or at the close of the record date set for the issuance of such securities (interests), as the case may be.

(b)	In addition to the events set forth above, if an adjustment of the acquisition price (including the Acquisition Floor Price) is required by virtue of any amalgamation or merger, capital reduction, or consolidation of Ordinary Shares, etc., the acquisition price shall be adjusted to such price as the Board of Directors of the Company determines appropriate.

(c)	The “Current market price per share” in the Acquisition Price Adjustment Formula means the average daily closing price (including closing bids or offered prices) of Ordinary Shares of the Company (in regular trading) as reported by the Tokyo Stock Exchange for the thirty (30) consecutive trading days (excluding a trading day or days on which no closing price or closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to the date on which the acquisition price after adjustment becomes effective (or, in the case as provided for in the proviso of c.(a)(ii) above, the record date set for the stock split or free allotment of Ordinary Shares to shareholders), calculated by rounding up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

If any of the events of adjustment of acquisition price as set forth in c.(a) or (b) above occurs during the above forty-five (45) trading day period, the average price above shall be adjusted in a manner consistent with c.(a) or (b) above.

(d)	The “Acquisition price before adjustment” in the Acquisition Price Adjustment Formula means the acquisition price in effect on the date immediately preceding the date on which the acquisition price after adjustment becomes effective, and the “Number of Ordinary Shares already issued” in the Acquisition Price Adjustment Formula means the number of Ordinary Shares of the Company issued and outstanding (excluding the number of Ordinary Shares held by the Company) on the record date (if set) for the issuance, transfer, stock split or free allotment to shareholders, or if such date is not set, on the date one (1) calendar month prior to the date on which the acquisition price after adjustment is to become effective.

(e)	The “Subscription price per share” in the Acquisition Price Adjustment Formula means (1) in the event that the Company issues or transfers Ordinary Shares with a subscription price less than the current market price as set forth in c.(a)(i) above, such subscription price (in the event that payment thereof is made by any consideration other than cash, the fair value of such consideration), (2) in the event that the Company splits Ordinary Shares or conducts free allotment of Ordinary Shares as set forth in c.(a)(ii) above (including those in which the Company transfers its own shares), zero, and (3) in the event that the Company issues (including free allotment) securities (interests) which will be acquired by the Company in exchange for the Ordinary Shares or the stock acquisition rights to acquire Ordinary Shares, securities (interests) which will be caused by the holder of such securities (interests) to be acquired by the Company in exchange for the Ordinary Shares, or the stock acquisition rights to acquire Ordinary Shares (including the bonds with stock acquisition rights) at a price less than the current market price as set forth in c.(a)(iii) above, the relevant acquisition or exercise price.

(f)	The result of the calculation by the Acquisition Price Adjustment Formula shall be rounded up to the nearest hundred (100) yen when the fraction is equal to or more than fifty (50) yen, discarding amounts less than fifty (50) yen.

(g)	In the event that the difference between the acquisition price after adjustment calculated by the Acquisition Price Adjustment Formula and the acquisition price before adjustment is less than one thousand (1,000) yen, no adjustment shall be made; provided, however, that if any event occurs thereafter that would require adjustment of the acquisition price, when calculating the acquisition price, such difference shall be deducted from the acquisition price before adjustment in the Acquisition Price Adjustment Formula.

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